SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                   For August 1, 2002 to August 31, 2002


                             NICE-SYSTEMS LTD.
----------------------------------------------------------------------------
              (Translation of Registrant's Name into English)


              8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
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                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F  ___
                    -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  ____  No    X
                        -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT FURNISHED ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3
(REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S
REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND
333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS
SUBSEQUENTLY FILED OR FURNISHED.


                                  CONTENTS

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:


1. Press Release: Nice Systems Ranked #1 for Q1 2002 by Datamonitor's New Report. Dated August 29, 2002 (attached hereto as exhibit 1).

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       NICE-SYSTEMS LTD.


                                       By:  /s/ Daphna Kedmi
                                            -------------------------
                                            Name:  Daphna Kedmi
                                            Title: Corporate Vice President
                                                   And General Counsel



Dated:  September 5, 2002

                                                                  Exhibit 1


NICE Systems Ranked #1 for Q1 2002 by Datamonitor's New Report

The Report also revised Q3, Q4, 2001 numbers to place NICE as the industry leader


Ra'anana, Israel, August 29, 2002 -- NICE Systems (NASDAQ: NICE), today announced that Datamonitor has rated NICE Systems the leading vendor for Q1 2002 in the multimedia recording and enhanced applications industry.

With 15.3% overall industry market share for Q1 2002, according to the new Datamonitor Recording Industry Quarterly, NICE Systems sold more solutions than any other vendor in this market. Total combined revenue for this industry is reaching $1Billion annually.

"NICE is in the lead because of the loyalty and support of our customers," said Haim Shani, chief executive officer of NICE Systems. "Our market leadership is a result of making customer satisfaction the heart of our strategy. We strive to deliver the most advanced solutions and world class services to our customers to ensure our mutual success."

                                 About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors. (NICE Web Site: www.nice.com)

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)


Trademark note: 360 degree View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, ScreenSense and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.


Media

Kevin Levi                           NICE Systems               201-964-2682
Kevin.levi@nice.com

Susan Cohen                          NICE Systems               972-9-775-3507
Susan.cohen@nice.com


Investors

Rachela Kassif                       NICE Systems               972-9-775-3899
investor.relations@nice.com                                     877-685-6552

Claudia Gatlin                       CMG International          973-316-9409
cmginternational@msn.com


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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